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Exhibit 23.5

[Letterhead of RP Financial, L.C.]

December 14, 2005

Boards of Directors
Tower Bancorp, inc.
40 Center Square
Greencastle, PA 17225

Members of the Boards:

        We hereby consent to the use of our firm's name in the Registration Statement on Form S-4 for Tower Bancorp, Inc. and any amendments thereto. We also hereby consent to the inclusion of, summary of and references to our fairness opinion, and the description of the financial advisory services we provided to FNB Financial Corporation in connection with agreement to merge with Tower Bancorp, in such filings including the joint proxy statement/prospectus relating to the proposed merger of Tower Bancorp, Inc. and FNB Financial Corporation.

Sincerely, RP Financial, L.C.
/s/ RP Financial, L.C.

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[Letterhead of RP Financial, L.C.]